BlackRock Investments, LLC

100 Bellevue Parkway

Wilmington, DE 19809

November 5, 2018

John Grzeskiewicz

Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	BlackRock Multi-Sector Opportunities Trust II
(File Nos. 333-225794 and 811-23357)

Dear Mr. Grzeskiewicz:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BlackRock Investments, LLC, as distributor, hereby joins the registrant, BlackRock Multi-Sector Opportunities Trust II (the “Trust”), in requesting acceleration of the effective date of the Trust’s Registration Statement on Form N-2 (File Nos. 333-225794 and 811-23357), as amended by Pre-Effective Amendments No. 1 through 2 thereto (the “Registration Statement”), so that it may become effective at 9:00 a.m., Washington, D.C. time, on November 7, 2018 or as soon as practical thereafter.

Sincerely

BLACKROCK INVESTMENTS, LLC

By:	/s/ Jonathan Diorio
Name:	Jonathan Diorio
Title:	Managing Director